SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2005
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X                Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes........................                No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.                ...............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB (Publ)
Date:	May 16, 2005	By:	/s/ Dan Sten Olsson
			Name:	Dan Sten Olsson
			Title:	Chief Executive Officer

Stena AB (publ) and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	changes in general economic and business conditions;

•	unanticipated changes in laws and regulations;

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel operations, including discharge of pollutants;

•	introduction of competing products by other companies;

•	changes in trading or travel patterns;

•	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements — Stena AB (publ)

Audit Report

To the general meeting of the shareholders of Stena AB (publ)

Corporate identity number 556001-0802

We have audited the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Stena AB (publ) for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the consolidated accounts are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the consolidated accounts as well as evaluating the overall presentation of information in the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

Gothenburg, Sweden
April 22, 2005	/s/ Thord Elmersson Thord Elmersson Authorized Public Accountant, KPMG Bohlins AB

Consolidated Income Statements
Years ended December 31, 2002, 2003 and 2004

		2002	2003	2004	2004
	Note	SEK	SEK	SEK	USD
	(In millions)				(unaudited- Note 1)
Revenues:	2
Ferry operations
Sales		8,486	8,597	9,024	1,353
Net gain on sale of vessels	3	20	50	11	2
Total ferry operations		8,506	8,647	9,035	1,355
Drilling		2,079	1,601	1,429	214
Shipping
Operations		1,812	2,242	3,492	524
Net gain on sale of vessels	3	28	64	645	97
Total shipping		1,840	2,306	4,137	621
Property
Operations		886	932	1,357	203
Net gain on sale of properties	3	104	126	110	16
Total property		990	1,058	1,467	219
Other		10	7	653	98
Total revenues		13,425	13,619	16,721	2,507
Direct operating expenses:
Ferry operations		(6,264)	(6,443)	(6,707)	(1,006)
Drilling		(949)	(810)	(946)	(142)
Shipping		(1,451)	(1,698)	(2,212)	(332)
Property		(356)	(382)	(509)	(76)
Other				(569)	(85)
Total direct operating expenses		(9,020)	(9,333)	(10,943)	(1,641)
Selling and administrative expenses	4	(1,468)	(1,522)	(1,761)	(264)
Depreciation and amortization	2	(1,764)	(1,742)	(1,790)	(268)
Total operating expenses		(12,252)	(12,597)	(14,494)	(2,173)
Income from operations		1,173	1,022	2,227	334
Share of affiliated companies´ results	5	51		17	3
Gain on sale of affiliated company	5	601
Financial income and expense:
Dividends received		15	39	36	5
Gain (loss) on securities, net	6	(77)	185	862	129
Interest income		212	85	138	21
Interest expense		(1,036)	(824)	(980)	(147)
Foreign exchange gains (losses), net	7	29	27	(107)	(16)
Other financial income (expense), net	8	32	(18)	149	22
Total financial income and expense		(825)	(506)	98	14
Minority interest	3	1	2	(57)	(8)
Income before taxes		1,001	518	2,285	343
Income taxes	9	30	1	(5)	(1)
Net income		1,031	519	2,280	342

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated balance sheets
December 31, 2003 and 2004

		2003	2004	2004
	Note	SEK	SEK	USD
			(In millions)	(unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	11	410	61
Tangible fixed assets:	11
Vessels		13,208	12,747	1,911
Construction in progress		589	501	75
Equipment		592	587	88
Property		7,625	18,699	2,804
Total tangible fixed assets		22,014	32,534	4,878
Financial fixed assets:
Investment in affiliated companies	5		120	18
Marketable securities	12	2,522	1,539	231
Other noncurrent assets	13	861	1,108	166
Total financial fixed assets		3,383	2,767	415
Total noncurrent assets		25,408	35,711	5,354
Current assets:
Inventories		235	226	34
Trade debtors	14	895	953	143
Other receivables	14	673	764	115
Prepaid expenses and accrued income	15	870	819	123
Short-term investments	16	328	995	149
Cash and cash equivalents	17	1,718	2,380	357
Total current assets		4,719	6,137	921
Total assets		30,127	41,848	6,275
Stockholders' Equity and Liabilities
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		583	763	114
Total restricted equity		588	768	115
Retained earnings		10,363	10,154	1,523
Net income		519	2,280	342
Total unrestricted reserves		10,882	12,434	1,865
Total stockholders' equity		11,470	13,202	1,980
Provisions:	19
Deferred income taxes		961	2,097	314
Pension liabilities		86	399	60
Other		100
Total provisions		1,147	2,496	374
Noncurrent liabilities:
Long-term debt	20	10,423	17,421	2,612
Senior Notes	21	2,699	4,088	613
Capitalized lease obligations	22	1,329	1,259	189
Other noncurrent liabilities	23	174	143	21
Total noncurrent liabilities		14,625	22,911	3,435
Current liabilities:
Short-term debt	20	331	218	33
Capitalized lease obligations	22	44	38	6
Trade accounts payable		436	503	75
Income tax payable		31	120	18
Other		323	461	69
Accrued costs and prepaid income	24	1,720	1,899	285
Total current liabilities		2,885	3,239	486
Total stockholders´ equity and liabilities		30,127	41,848	6,275
Pledged assets	25	20,995	28,782	4,316
Commitments and contingent liabilities	25	2,361	3,904	585

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of changes in stockholders' equity

	Capital stock	Restricted reserves	Unrestricted reserves	Total
		(SEK in millions)
Balance as of December 31, 2002	5	626	10,958	11,589
Dividend paid			(60)	(60)
Transfer to charitable trust			(5)	(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)	(573)
Total changes in equity before net income		(43)	(595)	(638)
Net income			519	519
Balance as of December 31, 2003	5	583	10,882	11,470
Change of accounting principles			(257)	(257)
Dividend paid			(70)	(70)
Transfer to charitable trust			(10)	(10)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)	(211)
Total changes in equity before net income		180	(728)	(548)
Net income			2,280	2,280
Balance as of December 31, 2004	5	763	12,434	13,202

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows
Years ended December 31, 2002, 2003 and 2004

		2002	2003	2004	2004
	Note	SEK	SEK	SEK	USD
		(In millions)		(unaudited- Note 1)
Net cash flows from operating activities:
Net income		1,031	519	2,280	342
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,764	1,742	1,790	268
Share of affiliated companies´ results		(51)		(17)	(3)
(Gain) on sale of affiliated company		(601)
(Gain)/loss on sale of tangible fixed assets	3	(151)	(241)	(763)	(114)
(Gain)/loss on securities, net		77	(185)	(862)	(129)
Unrealized foreign exchange (gains)/losses		412	268	(144)	(22)
Deferred income taxes	9	(59)	(59)	(128)	(19)
Minority interests		(1)	(2)	57	9
Other non cash items		(2)	(51)	14	2
Net cash flows from trading securities		42	11	(605)	(91)
Cash flow from operations before changes in working capital		2,461	2,002	1,622	243
Changes in working capital:
Receivables		(274)	542	2
Prepaid expenses and accrued income		48	(36)	(311)	(47)
Inventories		11	(1)	(43)	(6)
Trade accounts payable		154	(101)	33	5
Accrued costs and prepaid income		(288)	36	(20)	(3)
Income tax payable		(102)	(38)	52	8
Other current liabilities		133	(614)	63	9
Net cash provided by operating activities		2,143	1,790	1,398	209
Net cash flows from investing activities:
Purchase of intangible assets				(174)	(26)
Cash proceeds from sale of tangible fixed assets	3	986	1,179	2,565	385
Capital expenditure on tangible fixed assets	2	(2,359)	(3,148)	(3,343)	(501)
Purchase of subsidiary, net of cash acquired				(3,917)	(588)
Proceeds from sale of subsidiary				587	88
Proceeds from sale of affiliated company		2,711
Proceeds from sale of securities		557	1,377	4,239	635
Purchase of securities		(735)	(2,741)	(2,543)	(381)
Increase of noncurrent assets		(39)	(231)	(255)	(38)
Decrease of noncurrent assets		22		18	3
Other investing activities		(207)	8	22	3
Net cash (used in)/provided by investing activities		936	(3,556)	(2,801)	(420)
Net cash flows from financing activities:
Proceeds from issuance of debt		3,062	2,260	3,250	487
Principal payments on debt		(4,790)	(4,502)	(1,963)	(294)
Net change in borrowings on line-of-credit agreements		(1,289)	1,416	1,401	210
Proceeds from new capitalized lease obligations		343	1,167
Principal payments on capitalized lease obligations		(301)	(64)	(42)	(6)
Net change in restricted cash accounts		(10)	1,695	(10)	(1)
Other financing activities		(179)	(528)	(572)	(86)
Net cash provided by/(used in) financing activities		(3,164)	1,444	2,064	310
Effect of exchange rate changes on cash and cash equivalents		3	(60)	1
Net change in cash and cash equivalents		(82)	(382)	662	99
Cash and cash equivalents at beginning of year		2,182	2,100	1,718	258
Cash and cash equivalents at end of year		2,100	1,718	2,380	357

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles

The consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the "Company") and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The principal differences that affect the Company's consolidated net income and stockholders' equity are disclosed in note 31.

Solely for the convenience of the reader, the 2004 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2004 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 6.6687.

New accounting principles in 2004

As of January 1, 2004, the Company has adopted the new standard RR29 Employee Benefits. This has resulted in increased pension liabilities of SEK 328 million, decreased deferred tax liabilities of SEK 165 million and decreased prepaid expenses of SEK 226 million, giving a total net of SEK 389 million, which has reduced the opening balance of retained earnings.

As of January 1, 2004, the Company has also consolidated two financial investments according to the equity method. Total realized results up to the end of 2003 of SEK 132 million have been included as an adjustment of investments and increased retained earnings as of January 1, 2004.

The accounts of previous years have not been restated.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method, whereby any excess values are allocated to the underlying assets up to market value and any further excess value is accounted for as goodwill. These allocations can be adjusted in arrears to reflect the conditions at the time of acquisitions. Such adjustments are to be introduced without delay but no later than in the financial year following the acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

Assets and liabilities in foreign currency in a legal entity are translated at year end exchange rates. Any resulting exchange differences on bank loans etc are accounted for as financial income/expense while any differences from cash paid or received in foreign curencies are included in the operating result.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2003	2004	%	2003	2004	%
USD	8.0894	7.4960	(7%)	7.2750	6.6125	(9%)
GBP	13.1946	13.4560	2%	12.9125	12.7100	(2%)
EUR	9.1250	9.1268	—	9.0940	9.0070	(1%)

Investment in associated companies

The equity method of accounting is used in companies in which the Company owns shares representing between 20% and 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as Share of affiliated companies´ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles in Sweden requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases. All revenues are accounted for when the economic benefit can be accurately calculated net after any discounts. Sale of vessels and properties are accounted for at delivery, when all main risks and benefits are transferred to the buyer.

Sale of vessels and properties

Net gain (loss) on sale of vessels and properties are included as a component of revenues. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use over the following periods:

Drilling rigs	10-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Buildings for own use	50 years
Equipment	3-5 years

Properties included in the Company´s real estate operations are depreciated at 1% annually based upon acquisition values.

As of January 1, 2004, the Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, new useful lives have been extened by 5 years for tankers, RoRo vessels and one drilling rig. In addition, the useful life has been extended for certain ferries and drilling rigs approaching the end of their earlier estimated useful lives and where recent investments are made. If the original depreciation periods had been used in 2004, there would have been additional depreciation expense of SEK 248 million.

Intangible assets are normally amortized over 5 years but up to 10 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks, that are entered into on a long term basis, and to special purpose-built software systems, that based on experience have a useful life exceeding 5 years.

Interest expense

Interest expense is accounted for in the the period to which it relates. Interest expense during construction of vessel newbuildings is capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement. It is the Company's policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

Results from all types of financial derivative instruments, with the exception of those used for financial trading purposes, are either recorded as an adjustment of the value of the underlying asset or liability or as an adjustment of the revenue or expense of such item and in such period the financial instrument is intended to hedge.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

Realized gains and losses that result from the early termination of financial instruments are deferred and included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the term of the agreement.

Foreign exchange risk management

Translation exposure from net assets in foreign subsidiaries (Equity exposure) — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure is taken directly to stockholders' equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure — Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm committments or anticipated transactions in foreign currency are deferred and recognized as an adjustment of such transaction when it actually occurs. Any premiums or discounts from foreign exchange or currency swap contracts are included in the operating result.

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options — The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company's overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company's interest rate risk.

Bunker fuel risk managment

The Company has an exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with the acquisition of vessels and properties are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs.

Intangible assets

Goodwill in connection with the acquisition of companies and investments in special administrative software are included as intangible fixed assets and accounted for at cost less accumulated amortization. Internally generated direct costs in connection with such investments are recorded as cost.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet when the economic benefit to the Company can be established and the cost can be properly calculated.

Property, vessels and equipment are recorded at cost less accumulated depreciation. Extra depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until the next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to their annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Properties are split into real estate and buildings. Buildings refer to buildings for use by the Company in its own business.

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. The Company uses appraisals carried out by independent international vessel and property brokers for such reviews. Should a review indicate that the carrying value of an asset may not be recoverable, discounted cash flows based upon current interest rates and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g. a ferry route, is the smallest cash generating unit used. If, at balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

Leasing

When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

lease. Such leased assets are classified in the balance sheet as tangible fixed assets. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation.

Other leased assets are recorded as operating leases. The lease charges for such leases are expensed in the period to which they relate.

Financial fixed assets

Investments in noncurrent securities are recorded at cost. For marketable securities, current values are established. For non-listed shares, available information is used to review the carrying value. A portfolio of similar assets is written down to its estimated fair value if the decrease in value is deemed to be permanent. Previously recorded write-downs are reversed when no longer appropriate.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value after any obsolescence. Inventories mainly include bunker fuel, spare parts and merchandise for sale on-board as well as products for bars and restaurants on ferries.

Receivables

Trade debtors and other receivables are recorded at cost after reduction for doubtful receivables. Receivables due after more than 12 months are recorded as noncurrent.

Short-term investments

Short-term investments include marketable debt and equity securities and restricted cash blocked for guarantees and other obligations. Valuation is carried at the lower of cost (FIFO) or market value. Unrealized gains are not recognized. Unrealized losses are included in the income statement as part of gain (loss) on securities.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions

As of 2004 the Company has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans are accounted for by the use of consistent principles.

Post-employment benefits, such as pensions and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans, which means that the obligations remain within the Company. Costs and the obligations at the end of the period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 1    Summary of significant accounting principles — continued

The amount recognised in the balance sheet is the net total of the present value of the obligations and the fair value of plan assets as either a provision or a long-term financial asset. In those circumstances when a surplus in a plan can not be fully used, only the portion of the surplus that the enterprise can recover through decreased future contributions or repayments is recognised. Set-off of a surplus in a plan against a deficit in another plan is only allowed if an enterprise has the right to use a surplus in a plan to settle a deficit in another plan, or if the obligations are to be settled on a net basis.

The pension cost and the pension obligation for defined benefit pension plans is calculated annually by independent actuaries. The obligation consists of the present value of expected future payments. The most important actuarial assumptions are stated in note 19.

Actuarial gains and losses may result upon determination of the present value of the defined benefit obligation and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The portion of the accumulated actuarial gains and losses at the end of the prior year, that exceeds 10% of the larger of the present value of the defined benefit obligation and the fair value of plan assets is recognised in the result over the expected average remaining service period of the employees participating in the plan. The accounting principle described above is only applied in the consolidated financial statements. The parent company and subsidiaries report defined benefit pension plans in accordance with local rules and guidelines in the respective country.

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

Note 2    Segment information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden but partly also in The Netherlands, France and Germany. Bostads AB Drott, acquired in 2004, has all its operations in Sweden. Other business activities include financial activities and investments in other business areas through the unit Stena Adactum, as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Income from operations by segment:
Ferry operations	483	397	535
Net gain on sale of vessels	20	50	11
Total ferry operations	503	447	546
Drilling	278	(33)	(227)
Shipping:
Roll-on/Roll-off vessels	(13)	(47)	62
Net gain on sale of vessels		64	273
Total	(13)	17	335
Crude oil tankers	(7)	198	780
Net gain on sale of vessels	28		372
Total	21	198	1,152
Other shipping	(10)	3	(13)
Total shipping	(2)	218	1,474
Property:
Operations	397	399	499
Net gain on sale of properties	104	126	110
Total property	501	525	609
Other	(107)	(135)	(175)
Income from operations	1,173	1,022	2,227

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Depreciation and amortization by segment:
Ferry operations	801	811	864
Drilling	747	694	575
Shipping:
Roll-on/Roll-off vessels	124	121	100
Crude oil tankers	20	27	58
Other shipping	5	6	7
Total shipping	149	154	165
Property	62	77	153
Other	5	6	33
Total	1,764	1,742	1,790

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Depreciation and amortization expense consists of the following components:
Vessels	1,564	1,513	1,364
Equipment	49	65	90
Property	148	162	294
Total tangible fixed assets	1,761	1,740	1,748
Intangible assets	3	2	42
Total	1,764	1,742	1,790

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 140 million, SEK 176 million and SEK 91 million for the years ended December 31, 2002, 2003, and 2004, respectively.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Capital expenditure by segment:
Ferry operations	891	1,577	721
Drilling	196	358	515
Shipping:
Roll-on/Roll-off vessels	341	542	616
Crude oil tankers	400	361	1,005
Other shipping	7	8	5
Total shipping	748	911	1,626
Property	519	288	459
Other	5	14	22
Total	2,359	3,148	3,343

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company's drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as in the Far East and other markets.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Revenues:
Scandinavia	7,008	7,387	8,839
Europe, other	3,530	3,124	3,102
Other markets	1,047	802	734
Shipping	1,840	2,306	4,046
Total	13,425	13,619	16,721

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2003	2004
Identifiable assets:
Scandinavia	14,562	26,027
Europe, other	9,807	9,678
Other markets	3,146	3,681
Shipping operations	2,612	2,462
Total	30,127	41,848

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2002	2003	2004
Vessels	Cash proceeds from sale of vessels	648	735	2,069
	Net book value of vessels sold	(600)	(621)	(1,413)
	Net gain on sale of vessels	48	114	656
Equipment	Cash proceeds from sale of equipment	5	3	1
	Net book value of equipment sold	(6)	(2)	(4)
	Net gain (loss) on sale of equipment	(1)	1	(3)
Property	Cash proceeds from sale of property	333	441	495
	Net book value of property sold	(229)	(315)	(385)
	Net gain on sale of property	104	126	110
Total	Cash proceeds from sale of vessels, equipment and property	986	1,179	2,565
	Net book value of assets sold	(835)	(938)	(1,802)
	Total gain	151	241	763

The net gain on sale of vessels in 2004 includes 100% of the results from the sale of two vessels, each owned by companies that are 25% owned by the joint venture partner Fram Shipping. Fram Shipping´s share of the gain is included in the income statement as minority interest.

Net gain (loss) on sale of equipment is included in operating expenses.

Note 4    Selling and administrative expenses

For the year ended December 31, 2004, selling and administrative expenses include SEK 226 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 8 million. For the year ended December 31, 2003, selling and administrative expenses included SEK 136 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 10 million.

Fees and other remuneration to auditors and advisors are set forth below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 4    Selling and administrative expenses   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
KPMG
Audit fees	17	21	16
Audit related fees	4	6	2
Tax fees	16	11	13
Other	2	2	6
Other auditors
Tax fees		5	8
Other			1
Total	39	45	46

Note 5    Affiliated companies

Investments in affiliated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 13.

Bostads AB Drott was acquired throughout 2004 and is accounted for as an affiliated company for the period mid-May to mid-August 2004. For this period, the Company´s share of results amounted to SEK 19 million, which is included as additional investment in real estate. In the middle of August, more than 50% of the shares had been acquired by the Company and Bostads AB Drott was consolidated as a subsidiary.

In mid-July, the Company invested in the Swedish listed company Wilh. Sonessons AB (publ). The 23% investment is accounted for according to the equity method and is reported with a three month time lag. The result of SEK (2) million was included for the last quarter of 2004. The market value of the investment as of December 31, 2004 was SEK 124 million.

The investment in P&O Stena Line was sold in August 2002. The share of results amounted to SEK 51 million in 2002.

Note 6    Gain (loss) on securities, net

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Marketable securities
Proceeds	557	1,377	4,239
Gross gains	38	273	1,135
Gross losses	(105)	(113)	(307)
Total net gain (loss)	(67)	160	828

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 6    Gain (loss) on securities, net   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Short-term investments
Proceeds	2,464	2,808	4,504
Gross gains	84	70	91
Gross losses	(94)	(45)	(57)
Total net gain (loss)	(10)	25	34
Total net gain (loss) on securities	(77)	185	862

Note 7    Foreign exchange gains (losses)

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Currency trading activities, net	45	10	8
Translation differences	(16)	17	(115)
Total	29	27	(107)

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company's foreign currency trading activities (see Note 26) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

Note 8    Other financial income (expense)

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Release of reserve for ferry operations	174	120	100
Amortization of deferred financing costs	(56)	(50)	(76)
Bank charges	(20)	(21)	(12)
Result from other investments			122
Other items	(66)	(67)	15
Total	32	(18)	149

The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 19. This excess value has been released from 2001 to 2004.

Deferred financing costs include costs for the issuances of senior notes, revolving credit facilities, finance leases etc. See note 13. All of these costs are amortized over the life of the borrowings.

Result from other investments relate to equities and bonds in the US. See note 12.

Note 9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Sweden	233	101	525
Rest of the world	116	417	1,743
Share of affiliated companies´ results	51		17
Gain on sale of affiliated company	601
Total income before taxes	1,001	518	2,285

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 9    Income taxes   —   continued

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Current:
For the period, Sweden		(8)	(19)
Adjustments previous years, Sweden	(5)		(6)
For the period, Rest of the world	(32)	(56)	(114)
Adjustments previous years, Rest of the world	8	6	6
Total current tax	(29)	(58)	(133)
Deferred:
For the period, Sweden	(17)	19	(378)
Adjustments previous years, Sweden	(38)	(12)	(56)
For the period, Rest of the world	43	(12)	101
Adjustments previous years, Rest of the world	71	64	461
Total deferred tax	59	59	128
Total income taxes	30	1	(5)

Cash paid for taxes in 2004 was SEK 13 million, as compared to SEK 32 million in 2003.

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2002	2003	2004
Statutory income tax rate	28	28	28
Differences in foreign tax rates	1	(33)	(6)
Taxes related to previous years	(14)	(2)	(6)
Losses not currently utilized	4	12	4
Expenses not deductible	4	7	3
Nontaxable gains on sale of affiliated company	(14)
Nontaxable income	(7)	(11)	(6)
Utilization of tax loss carryforwards		(2)	(1)
Restructuring			(17)
Share of affiliated companies´ results	(3)	(4)	(1)
Other	(2)	5	2
Effective income tax rate	(3)	0	0

Restructuring refers to changes in the legal structure outside of Sweden, which has made it possible to release previously deferred tax liabilities included above as Adjustments previous years, Rest of the world.

Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 19.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 10     Intangible fixed assets

(SEK in millions)	Goodwill	Other intang. assets	Total
Acquisition cost at the beginning of year		55	55
Purchase of company	121		121
Additions	64	123	187
Disposals		(9)	(9)
Transfers		223	223
Translation differences	(2)		(2)
Acquisition cost at the end of year	183	392	575
Accumulated amortization at the beginning of year		(44)	(44)
Disposals		8	8
Transfers		(87)	(87)
Current year amortization	(18)	(24)	(42)
Accumulated amortization at the end of year	(18)	(147)	(165)
Net book value at the beginning of year		11	11
Net book value at the end of year	165	245	410

Goodwill regarding purchase of company refers to the acquisition of the flower business "Blomsterlandet" and is amortized over 10 years. Goodwill related to the acquisition of ferry routes in the Irish Sea is amortized over 7 years. Other intangible fixed assets include a new on-line reservation system in the ferry operations, which is amortized over 7 years. Tranfers relate to reclassification of items previously accounted for as equipment.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2004 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	18,648	589	726	8,158	28,121
Purchase of company			25	11,298	11,323
Other additions	2,244	489	120	490	3,343
Disposals	(1,794)	(175)	(104)	(423)	(2,496)
Transfers	352	(344)	(140)	4	(128)
Translation differences	(828)	(58)	(29)	(51)	(966)
Acquisition cost at the end of year	18,622	501	598	19,476	39,197
whereof capitalized interest	600	12			612
Accumulated depreciation at the beginning of year	(5,440)		(134)	(533)	(6,107)
Disposals	556		100	38	694
Re-classification	(23)				(23)
Translation differences	389		11	12	412
Transfers	7		102		109
Current year depreciation	(1,364)		(90)	(294)	(1,748)
Accumulated depreciation at the end of year	(5,875)		(11)	(777)	(6,663)
Net book value at the beginning of year	13,208	589	592	7,625	22,014
Net book value at the end of year	12,747	501	587	18,699	32,534

The insured value of the whole vessel fleet as of December 31, 2004 was SEK 14,280 million, to be compared to SEK 16,068 million as of December 31, 2003.

As of December 31, 2004, Construction in progress included eight newbuildings. Two RoRo vessels have been ordered from a shipyard in Norway for delivery in 2006. Two Product tankers are under construction in Croatia for delivery in 2005. In 2003, the Company ordered two Panamax tankers from China for delivery in 2005 to 2006. Finally, two Aframax tankers are under construction in Korea for delivery in 2005 and 2006. In total, the contract amount with the shipyards amounts to SEK 2,358 million.Yard payments of SEK 472 million, interest expense of SEK 12 million and other capitalized costs of SEK 17 million are included in Construction in progress as of December 31, 2004.

The amount of interest capitalized on construction in progress was SEK 26 million, SEK 15 million and SEK 14 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 11    Tangible fixed assets — continued

Accumulated depreciation for vessels include revaluations as follows:

MSEK	Write-ups	Write- downs	Depreciation	Total
Accumulated depreciation at the beginning of year	19	(45)	(5,414)	(5,440)
Disposals			556	556
Re-classification			(23)	(23)
Translation differences	(2)		391	389
Transfers			7	7
Current year depreciation	(2)	6	(1,368)	(1,364)
Accumulated depreciation at the end of year	15	(39)	(5,851)	(5,875)

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	6,462	1,696	8,158
Purchase of company	11,245	53	11,298
Other additions	457	33	490
Disposals	(344)	(79)	(423)
Transfers	4		4
Translation differences	(22)	(29)	(51)
Acquisition cost at the end of year	17,802	1,674	19,476
Accumulated depreciation at the beginning of year	(308)	(225)	(533)
Disposals	(17)	55	38
Translation differences	1	11	12
Current year depreciation	(151)	(143)	(294)
Accumulated depreciation at the end of year	(475)	(302)	(777)
Net book value at the beginning of year	6,154	1,471	7,625
Net book value at the end of year	17,327	1,372	18,699

Real estate relates to the commercial properties operated by the business area Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2004 exceeds the net book value. Out of the net book value as of December 31, 2004 for real estate, SEK 15,602 million relates to Swedish properties, of which land accounted for SEK 2,164 million. The tax assessment value for these properties amounted to SEK 11,685 million, out of which land accounted for SEK 4,166 million. Out of the net book value as of December 31, 2003, SEK 4,734 million related to Swedish properties, of which land accounted for SEK 613 million. The tax assessment value for these properties last year amounted to SEK 4,801 million, out of which land accounted for SEK 1,224 million. In connection with acquisitions of real estate in 2004, government grants of SEK 17 million have been received, which have decreased the acquisition cost of real estate.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals etc.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 12    Marketable securities

The carrying value of investments in marketable securities classified as noncurrent consist of the following:

	As of December 31,
	2003	2003	2004	2004
(SEK in millions)	Book value	Fair value	Book value	Fair value
Bonds	725	743	893	905
Strategic equity shares	1,797	2,495	646	918
Total	2,522	3,238	1,539	1,823

The book value for bonds in 2004 include SEK 448 million relating to investments in two portfolios of equities and bonds through Canyon Capital. The balance of these investments is included as non-listed shares in note 13. The results of these portfolios is accounted for when realized.

Bonds with a book value of SEK 697 million as of December 31, 2004 have been pledged as security for bank debt. As of December 31,2003, bonds with a book value of SEK 35 million were pledged.

The movements in marketable securities for the year ended December 31, 2004 are as follows:

(SEK in millions)	FRNs and bonds	Strategic equity shares	Total
Investment at the beginning of year	725	1,797	2,522
Additions	653	1,890	2,543
Disposals	(444)	(3,005)	(3,449)
Write-down, reversed	3	38	41
Re-classification	57	(57)
Translation differences	(101)	(17)	(118)
Investment at the end of year	893	646	1,539

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 12    Marketable securities — continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value	Fair value
Held by parent company:
Bioinvent	850,000	7	8
Vitrolife	110,000	2	2
		9	10
Held by subsidiaries:
Gunnebo	5,289,120	273	440
Capio	367,100	26	29
Ballingsl|$$|Adov	2,134,426	125	209
Oriflame	50,000	78	78
Lukoil	252,500	108	125
Transneft	3,600	21	21
PPI forex fund		6	6
Total listed shares		646	918

Note 13    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	25	311	395	130	861
Additions	15	15	394	101	525
Movements/Disposals	(25)	(98)	(33)	(76)	(232)
Revaluation			9		9
Re-classification		8	(12)		(4)
Translation differences		(3)	(44)	(4)	(51)
At the end of year	15	233	709	151	1,108

Deferred tax assets relate to unutilized tax losses carried forward.

Other receivables as of December 31, 2004 include a loan to a related party of SEK 10 million. See Note 29.

Shares include investments in non-listed shares and associated companies as below.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 13    Other noncurrent assets — continued

Shares are specified as follows:

(SEK in millions)		No. of shares % held	Book value
Held by parent company:
Alligator		613,334	18
Amplus		500,000	50
Merkant		150,000
Prostalund		609,303	31
Ram one		104,727	99
Univits		3,088,670	2
			200
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	40
Partrederiet SUST III DA	Norway	50%	56
Ugland Stena Storage A/S (USS)	Norway	50%
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	2
Schiphol Real Estate CV	Holland		105
Chase Private Equity Fund	Cayman Islands		28
Canyon Capital	Cayman Islands		275
RoRo Partners Ltd	Bermuda	49%
Nordic Rio LLC	Marshall Islands	50%
Other shares
Total non listed shares			709

The SUST companies, USS and Austen Maritime are acounted for as other associated companies. The share of these companies´ results is included in direct operating expenses. See note 5.

Note 14    Receivables

	As of December 31,
(SEK in millions)	2003	2004
Trade debtors	895	953
Related parties (Note 29)	243	260
Other receivables	430	504
Total	673	764

The total allowance for doubtful trade receivables was SEK 21 million at December 31, 2003 and SEK 26 million at December 31, 2004.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 15    Prepaid expenses and accrued income

	As of December 31,
(SEK in millions)	2003	2004
Prepaid expenses	606	317
Accrued income	264	502
Total	870	819

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2003	2004
Restricted cash	67	76
Marketable debt and equity securities	261	919
Total	328	995

Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 169 million at December 31, 2003 and SEK 738 million at December 31, 2004 have also been pledged for various long-term liabilities and commitments. See Note 25.

As of December 31, 2004, the market value of marketable debt and equity securities amounted to SEK 1,008 million, as compared to SEK 265 million as of December 31, 2003.

Marketable debt and equity securities includes the Company´s investment of 5% in the shares of Arlington Tankers Ltd. See note 29.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2003	2004
Cash	412	589
Short term deposits	1,306	1,791
Total	1,718	2,380

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

Note 18    Stockholders' equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The unrestricted reserves may be distributed as dividends upon payment of the related taxes.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued
Years ended December 31, 2002, 2003 and 2004

Note 18    Stockholders' equity — continued

The changes in stockholders' equity for the period December 31, 2001 to December 31, 2004 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance as of December 31, 2001	5	895	8,800	1,410	11,110
Allocation of last year´s result			1,410	(1,410)
Dividend paid			(52)		(52)
Transfers between reserves		(226)	226
Exchange differences		(43)	(457)		(500)
Net income				1,031	1,031
Balance as of December 31, 2002	5	626	9,927	1,031	11,589
Allocation of last year´s result			1,031	(1,031)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				519	519
Balance as of December 31, 2003	5	583	10,363	519	11,470
Allocation of last year´s result			519	(519)
Change of accounting principles			(257)		(257)
Dividend paid			(70)		(70)
Transfer to charitable trust			(10)		(10)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)		(211)
Net income				2,280	2,280
Balance as of December 31, 2004	5	763	10,154	2,280	13,202

The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders´ meeting in 2005 a dividend of SEK 195 million and a transfer of SEK 30 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 110 million to the foundation and further support to this charitable trust is anticipated when needed.

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See note 1. As of December 31, 2004, accumulated exchange differences since January 1, 2001 amount to SEK (1,284) million.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions

(SEK in millions)	Deferred income taxes	Pensions	Other provisions	Total
Opening balance	961	86	100	1,147
Transfers through income statement	(128)	(22)	(100)	(250)
Deferred income taxes in companies acquired	1,429			1,429
Change of accounting principles	(165)	328		163
Exchange differences		7		7
Closing balance	2,097	399	0	2,496

Provisions for pensions have increased in connection with the new standard RR 29 Employee Benefits. See note 1 and below.

The opening balance for Other provisions relate to a restructuring reserve for ferry operations. This provision was finally released in 2004. See note 7.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2003	2004
Deferred tax liabilities:
Tangible fixed assets	1,948	2,632
Financial fixed assets	57	2
Provisions	232	78
Other		98
Total deferred tax liabilities	2,237	2,810
Deferred tax assets:
Tangible fixed assets	137	90
Tax loss carryforwards	1,520	1,647
Financial fixed assets	59	144
Provisions	110	164
Other	19
Less deferred tax assets not recognized	(544)	(1,317)
Total deferred tax assets recognized	1,301	728
Net deferred tax liability	936	2,082
Out of which:
Deferred tax assets (Note 13)	25	15
Deferred tax liabilities	961	2,097
	936	2,082

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions — continued

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2003	2004
Sweden	2,455	1,655
Rest of the world	3,078	3,967
Total	5,533	5,622

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 365 million expire between 2005 and 2011.

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Defined benefits plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish ITP pension plan) and employees in The Netherlands.

As of 2004 the Company has adopted RR 29 Employee Benefits in its financial reporting. In accordance with the new standard, defined benefit plans are accounted for by use of consistent principles. In the financial reporting thru 2003, such plans were accounted for by applying the local rules and directives in each country. In accordance with the transition rules, a liability was established as of January 1, 2004, determined in accordance with RR 29, resulting in increased pension liabilities of SEK 328 million, decreased deferred tax liabilities of SEK 165 million and decreased prepaid expenses of SEK 226 million, resulting in a SEK 389 million reduction in retained earnings. Comparable figures for 2003 have not been restated. See note 1 for further information about the accounting principles. See also note 25.

The following tables disclose information about defined benefit plans. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include a reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Assumptions applied for actuarial calculations %	2004 Sweden	2004 Great Britain	2004 Other Europe
Discount rate	5.00	4.75	5.25
Expected return on plan assets	N/A	4.25	7.10
Expected salary increases	3.00	3.50	3.75

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 19    Provisions — continued

Pension costs (SEK in millions)	Total
Current service costs	41
Interest costs	133
Expected return on plan assets	(143)
Pension costs for defined benefit plans	31
Pension costs for defined contribution plans	272
Total pension costs	303

Provision for pensions, net (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Closing balance, December 31, 2003	86			86
Change of accounting principles	(1)	341	(12)	328
Opening balance, January 1, 2004	85	341	(12)	414
Current service costs	3	32	6	41
Interest costs	4	125	4	133
Expected return on plan assets		(138)	(5)	(143)
Payment of pension fees from the company		(65)	(5)	(70)
Benefit paid	(1)			(1)
Purchase of company	11			11
Other provisions	2			2
Provisions for pensions, net, December 31, 2004	104	295	(12)	387
Obligations in defined benefit plans	104	2,288	91	2,483
Fair value of plan assets		(2,000)	(105)	(2,105)

Net obligation before adjustments	104	288	(14)	378
Unrecognized (gains) and losses		(7)	(2)	(9)

Provision for pensions, net, December 31, 2004	104	295	(12)	387
whereof reported as
Prepaid expenses			12	12
Pension liabilities	104	295		399

Plan assets consist mainly of equities (58%) and bonds (39%).

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 20    Bank debt

(SEK in millions)	2003 Total	2004 Current	2004 Noncurrent	2004 Total
Property loans	4,920	26	11,723	11,749
Other loans	2,116	157	1,144	1,301
Revolving credit facilities	3,492		4,143	4,143
Other utilized bank credit lines	226	35	411	446
	10,754	218	17,421	17,639

Property loans consists principally of bank mortgage loans on real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and with maturities through 2010 and beyond. See repayment below.

Other loans consists of long term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2019.

In December 2004, the Company replaced its $600 million and $275 million revolving credit facilities with a new $1 billion facility. The new credit facility expires in December 2011 but will be reduced, beginning in June 2009. Obligations under the facility are secured by mortgages on certain vessels, rigs, receivables and other assets. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2004, the utilized portion of the new facility was $638 million, of which $627 million was actually drawn and $11 million used for issuing of bank guarantees.

As of December 31, 2003, the total utilized portion of the old facilities was $494 million, of which $480 million was actually drawn and $14 million used for issuing of bank guarantees.

As of December 31, 2004 the Company had SEK 859 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 949 million as of December 31, 2003.

Repayment of bank debt is required according to the following schedule:

(SEK in millions)	Property loans	Other loans	Total
2005	26	192	218
2006	105	339	444
2007	215	190	405
2008	141	391	532
2009	251	85	336
2010 and thereafter	5,383	4,346	9,729
Not specified	5,628	347	5,975
Total	11,749	5,890	17,639

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2005. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Regarding assets pledged, see note 25.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 21    Senior notes

Since 1995, the Company is partly financed by Senior Notes issued in the US. The notes issued in 1995 and 1997 were redeemed in 2003. In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012. As of December 31, 2004, the Company had repurchased $12 million of these notes. In December 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes indentures contains certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

Note 22     Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Rental expense	1,187	1,358	1,807

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2003 and 2004 amounted to SEK 1,725 million and SEK 1,680 million, respectively. The net book value related to these capital leases amounted to SEK 1 ,635 million as of December 31, 2003 and SEK 1,508 million as of December 31, 2004.

As of December 31, 2004 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2005	1,800	38
2006	1,095	36
2007	800	37
2008	394	37
2009	314	38
2010 and thereafter	865	1,111
Total minimum lease commitments	5,268	1,297

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 22     Leases — continued

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2004 was as follows:

(SEK in millions)	Cost	Accumulated depreciation	Net book value
Vessels	10,038	3,566	6,472
Real estate	18,431	1,108	17,323
Total	28,469	4,674	23,795

As of December 31, 2004 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2005	2,529	627	3,156
2006	1,185	542	1,727
2007	242	405	647
2008	180	305	485
2009	184	236	420
2010 and thereafter	229	195	424
Total minimum lease rentals	4,549	2,310	6,859

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2003	2004
Prepaid income	59	56
Other liabilities	115	87
Total	174	143

Prepaid income as of December 31, 2004 includes SEK 44 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2003, these net proceeds amounted to SEK 51 million.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	18	12	26	56
Other liabilities	9	3	75	87
Total	27	15	101	143

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2003	2004
Accrued costs	1,533	1,598
Prepaid income	187	301
Total	1,720	1,899

Note 25    Pledged assets, commitments and contingent liabilities

Pledged assets

	As of December 31,
(SEK in millions)	2003	2004
Mortgages on vessels	14,455	13,648
Mortgages on properties	6,336	13,689
Reservation of title		10
Marketable securities	35	697
Short term investments	169	738
Total	20,995	28,782
Total bank debt and capitalized lease obligations	12,127	18,936

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,800 million for 2005 and SEK 3,468 million from 2006. See Note 22.

As of December 31, 2004, eight vessels are included as newbuildings under Construction in progress. See Note 11. The total contract amount for these vessels amounts to SEK 2,358 million. Yard payments of SEK 472 million have been made in respect of these contracts.

Contingent liabilities

	As of December 31,
(SEK in millions)	2003	2004
Guarantees	1,246	2,559
Pension liabilities	1,035	1,166
Other contingent liabilities	80	179
Total	2,361	3,904

Guarantees include mainly newbuilding projects and capital leases.

To cover pension liabilities for employees on board vessels in UK ferry operations, Stena Line Ltd is a party to three different multi-employer industry schemes, out of which two schemes are defined benefit plans. Payments from each employer to the pension funds depend on the surplus or deficit in each of the funds. At present, it is not possible to identify the underlying assets and liabilities related to each employer on a reliable basis. Consequently, these plans are recorded as defined contribution plans and any future payments to cover deficits are recorded as contingent liabilities.

According to latest available actuarial calculations, the pension scheme for officers show a total deficit of SEK 2,466 million. It is not determined how this deficit is to be allocated between the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 25    Pledged assets, commitments and contingent liabilities — continued

employers. A current legal case indicates the Stena Line Ltd portion to be 8.9%, equal to SEK 219 million. Payments of the deficit has not yet commenced.

The total deficit in the pension scheme for ratings is SEK 1,474 million in total, based upon latest available information dated March 31, 2003. The Stena Line Ltd portion amounts to 31.5%, equal to SEK 464 million. An additional amount of SEK 421 million has been recorded.

In September 2003, the European Commission commenced an investigation of a number of ferry operators in Scandinavia and the United Kingdom relating to alleged market sharing agreements and related illegal practices concerning fixing of prices etc. The Commission has not yet initiated any formal proceedings against the Company but has the power to impose fines which in the case of serious violations can be substantial.

Note 26    Financial instruments and risk management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in SEK, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the SEK appreciates against other currencies, the Company's profit from foreign operations, reported in SEK, may decrease. Likewise, when the SEK declines against other currencies, the Company's profit from foreign operations reported in SEK may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities which are also discussed below.

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and are therefore not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from nonperformance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
(SEK in millions)	2003 Notional Amount	2003 Credit Exposure	2004 Notional Amount	2004 Credit Exposure
Interest rate swaps	6,890	—	4,548	—
Interest rate options	4,034	3	2,684	2

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as of December 31, 2004 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 12,171 million as of December 31, 2004. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2005 to 2028. As of December 31, 2004, the interest rates ranged from 2.55% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest, (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR respectively), calculated by reference to an agreed notional principal amount.

The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by the management based upon assessment of several factors such as the prediction of future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company's interest rate swaps and options:

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest rate swaps				As of December 31, 2003
Notional Amount	Currency	Receive rate /Strike rate	Pay rate Strike rate %	Maturity
(SEK in millions)
700	SEK	3 month STIBOR	4.6	June 2006
460	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	September 2004 − May 2008
109	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
596	GBP	3 month LIBOR	5.5 first 7 years	January 2028
486	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
175	USD	6 month LIBOR	6 month LIBOR + 60 bp	September 2004 − May 2008
1,820	USD	3 month LIBOR	1.91	September 2005
1,820	USD	3 month LIBOR	2.95 Knock Out at 6.5	September 2008
728	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Interest rate options				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate %	Maturity
(SEK in millions)
1,800	SEK	3 month STIBOR	5.60 − 5.75	October 2005 − June 2006
136	EUR	6 month EURIBOR	5.75	October 2005
472	EUR	6 month EURIBOR	5.5	May 2008 – September 2008
909	EUR	6 month EURIBOR	5.75	January 2005
175	USD	6 month LIBOR	5.5	September 2004
541	USD	3 month LIBOR	pay rate 5.0	September 2004–June 2005

Interest rate swaps				As of December 31, 2004
Notional Amount	Currency	Receive rate	Pay rate %	Length of contract
(SEK in millions)
700	SEK	3 month STIBOR	4.6	June 2006
418	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	August 2005 − September 2009
102	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
573	GBP	3 month LIBOR	5.5 first 7 years	January 2028
441	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
661	USD	3 month LIBOR	2.83 − KO 6.5	June 2008
992	USD	3 month LIBOR	3.005 − 3.09 Knock Out at 6.5	September 2008
661	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

Interest rate options				As of December 31, 2004
Notional Amount	Currency	Receive rate	Pay rate %	Length of contract
(SEK in millions)
1,800	SEK	3 month STIBOR	5.60 − 5.75	October 2005 − June 2006
135	EUR	6 month EURIBOR	5.75	September 2005
342	EUR	6 month EURIBOR	5.5	September 2008
90	EUR	3.25	6 month EURIBOR	December 2009
317	USD	3 month LIBOR	payrate 5.0	February 2005 − June 2005

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

			As of December 31, 2003
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	February 2004 − October 2005	2.70 − 6.39
EUR	3,371	September 2005 − May 2028	3.07 − 5.52
USD	4,947	January 2004 − December 2012	2.14 − 9.63
GBP	584	January 2028	3.16

			As of December 31, 2004
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	September 2005 − October 2005	2.46 − 6.39
EUR	1,415	September 2005 − May 2028	2.15 − 5.52
USD	5,357	January 2005 − December 2012	3.14 − 9.63
GBP	575	January 2028	6.29

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in US dollars. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management also regularly reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit Exposure
Foreign exchange forward contracts	7,045	—	6,734	—
Foreign exchange options	1,209	3	1,436	96

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

(SEK in millions)	2003 Buy	2003 Sell	2004 Buy	2004 Sell
USD	2,173	—	1,907	—
NOK	—	116	422	282
SEK	—	3,549	—	3,050
DKK	—	375	—	378
EUR	2,394	—	2,956	723
GBP	—	527	54	906

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry division have an annual consumption of bunker of 350,000 tons of fueloil and 225,000 tons of gasoil. These amounts summarizes to an annual volume of about 4 million barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly with volume corresponding to the underlying consumption. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

(SEK in millions)	2003 Notional amount	2004 Notional amount
Bunker fuel swaps	2,091	3,857
Bunker fuel options	193	39

Freight Rate Management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit Exposure
OTC traded swaps	—	3	33	2

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to the market risk that future changes in market conditions may reduce the value of an investment. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

(SEK in millions)	2003 Net gains (losses)	2003 Notional amount	2004 Net gains (losses)	2004 Notional amount
Forward exchange contracts	(5)	130	(1)	—
Currency options written	26	64	9	—
Currency options bought	(11)	222	—	33
Total currency trading	10	416	8	33

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 26    Financial instruments and risk management — continued

The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

(SEK in millions)	2003 Notional amount	2003 Credit exposure	2004 Notional amount	2004 Credit exposure
Forward exchange contracts	130	—	—	—
Currency options written	64	—	—	—
Currency options bought	—	—	33	—
Interest rate swaps	222	—	—	—
Total	416	—	33	—

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

Note 27    Fair value of financial instruments

FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of December 31, 2003 and 2004. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long term debt. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 27    Fair value of financial instruments — continued

(SEK in millions)	2003 Carrying value	2003 Fair value	2004 Carrying value	2004 Fair value
Assets
Marketable securities	2,522	3,238	1,539	1,823
Receivables	1,568	1,568	1,717	1,717
Short-term investments	328	332	995	1,084
Liabilities
Bank debt	10,754	10,754	17,639	17,639
Senior Notes	2,699	2,952	4,088	4,254
Trade accounts payable	436	436	503	503
Derivative financial instruments
Held for trading purposes	—	(1)	—	—
Held for purposes other than trading
Interest rate risk management:	—	(110)	—	(40)
Foreign currency risk management:	—	(44)	—	19
Bunker risk management:	—	295	—	746

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2003		2004
	Total	No. of females	Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	14	6	10	3
Subsidiaries in Sweden	3,284	1,334	3,429	1,366
Total Sweden	3,301	1,340	3,442	1,369
Subsidiaries outside of Sweden:
Great Britain	1,593	536	1,621	491
The Netherlands	701	128	728	137
Denmark	188	122	188	122
Ireland	103	38	100	33
Norway	69	40	73	39
Poland	43	30	46	31
Switzerland	5	1	5	1
Germany	12	10
Brazil			2
Egypt	3		4
United States	10	4	22	5
India	29	9	35	12
Shipborne employees	693	5	879	5
Total outside of Sweden	3,449	923	3,703	876

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 28    Personnel — continued

	2003		2004
	Total	No. of females	Total	No. of females

Total group	6,750	2,263	7,145	2,245

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2004 was 3,528, to be compared with 3,496 in 2003.

The following tables present the wages, salaries and other remuneration of the employees of the Company.

	2003			2004
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total
Parent Company	6	15	21	6	11	17
Subsidiaries in Sweden	25	812	837	33	886	919
Total Sweden	31	827	858	39	897	936
Subsidiaries outside of Sweden:
Great Britain	13	484	497	18	522	540
The Netherlands	6	238	244	5	243	248
Denmark	1	66	67	1	66	67
Ireland		33	33		34	34
Norway		29	29		28	28
Poland	1	6	7	1	6	7
Switzerland	2	10	12	4	6	10
Germany		2	2
Brazil					3	3
Egypt		4	4		4	4
United States	2	15	17	3	27	30
India		1	1		1	1
Shipborne employees		322	322		376	376
Total outside of Sweden	25	1,210	1,235	32	1,316	1,348
Total group	56	2,037	2,093	71	2,213	2,284

Total personnel costs	2003			2004
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	21	2,072	2,093	17	2,267	2,284
Pension costs	7	239	246	5	298	303
Other social charges	9	260	269	7	297	304
Total	37	2,571	2,608	29	2,862	2,891

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 28    Personnel — continued

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2004 was SEK 420 million, out of which SEK 406 million related to the ferry operations. The amounts received have reduced personnel costs.

Remuneration of Chief Executives

Salaries of SEK 9 million were paid to the Chief Executive Officer and the Executive Vice President in 2004 and SEK 8 million in 2003. The corresponding pension charges amounted to SEK 3 million in 2004 and SEK 4 million in 2003. The Chief Executive Officer and the Executive Vice President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.150 million in 2004, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President, the same as in 2003.

Note 29     Related party transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange.The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. The net outcome of the agreement was a gain of SEK 5 million in 2002, a loss of SEK 5 million in 2003 and a loss of SEK 1 million in 2004.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 22 million, SEK 19 million and SEK 17 million in 2002, 2003 and 2004, respectively, for these services. Concordia has through its subsidiary Universe Tankships Ltd provided ship management services to the Company. The Company paid fees equal to SEK 4 million, SEK 2 million and SEK 3 million in 2002, 2003 and 2004, respectively, for these services. In August 2004, the Company acquired Universe Tankships Ltd from Concordia at market price.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 29     Related party transactions — continued

chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2002, 2003 and 2004 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2004, DKK 211 million was outstanding under this facility.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, which was repaid in 2004. The vessel is chartered back as an operating lease, for which the Company paid charterhires of SEK 61 million for each of 2003 and 2004.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 792 million, SEK 749 million and SEK 726 million in 2002, 2003 and 2004, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall at market price and chartered back on a long-term operating lease. In 2004, the Company paid charterhire for such vessel of SEK 18 million to Stena Metall. In May 2004, the Company also chartered the RoRo vessel Stena Nordica from Stena Metall and paid in 2004 charterhire of SEK 28 million.

The Company provides management and other services to Stena Metall. The Company received SEK 3 million, SEK 1 million and SEK 1 million in 2002, 2003 and 2004, respectively, for such services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2002, 2003 and 2004, the Company paid SEK 27 million, SEK 28 million and SEK 28 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2002, 2003 and 2004, members of the Olsson family paid the Company SEK 9 million, SEK 10 million and SEK 11 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In spring 2004, the Company acquired properties in the south of Sweden at a value of SEK 587 million. These properties were sold onwards to the Olsson family with no resulting net income effect.

Note 30    Subsequent events

In January 2005, the Company acquired the RoRo vessel Linda Rosa, built in Italy in 1996. The vessel will continue its charter with Norse Merchant Ferries on the Irish Sea. In February the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 30    Subsequent events — continued

RoPax vessel Pride of Cherbourg was chartered from P&O Ferries and subsequently renamed the Stena Challenger. This vessel replaces the Stena Baltica on the Stena Line route Karlskrona-Gdynia during spring 2005, while the Stena Baltica is being rebuilt. The Stena Challenger will then be chartered out to a third party.

In March 2005, a charter agreement in the Suez max tanker segment was signed with Sonangol Shipping in Angola. The product tankers Stena Contest and Stena Concept were delivered from the shipyard in Croatia in March and April 2005, respectively. These vessels will operate on the spot market.

In March 2005, an agreement was signed to sell five properties in Stockholm and one property in the south of Sweden at a total value of approximately SEK 400 million.

In April 2005, Stena Adactum signed an agreement to acquire the Swedish company Envac Centralsug AB ("Envac"), a company in the automated waste collection business, that develops and sells underground network systems for transportation of municipal and commercial waste. Envac operates in 16 countries and had sales in 2004 of SEK 727 million. The acquisition is subject to customary regulatory approvals.

Note 31    US GAAP information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2002	2003	2004
Net income under Swedish GAAP	1,031	519	2,280
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	11	5	(365)
Depreciation of properties (b)	(50)	(54)	(109)
Investments in securities (c)	107	(118)	18
Investment subsidies (d)	2	2	16
Financial instruments (e)	200	33	549
Purchase accounting Stena Line (f)	(114)	(86)	(67)
Investment in P&O Stena Line (g)	242	—	—
Business combinations (h)	—	—	15
Pensions (i)	58	16	(42)
Deferred costs (j)	—	(48)	15
Investments in VIEs (k)	—	—	132
Others	26	(4)	43
Tax effect of US GAAP adjustments	(100)	51	(87)
Net income under US GAAP	1,413	316	2,398

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

	As of December 31,
(SEK in millions)	2003	2004
Stockholders' equity under Swedish GAAP	11,470	13,202
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	(85)	(450)
Depreciation of properties (b)	(372)	(481)
Investments in securities (c)	672	319
Investment subsidies (d)	(16)	—
Financial instruments (e)	104	653
Purchase accounting Stena Line (f)	(297)	(364)
Business combinations (h)	—	15
Pensions (i)	(326)	77
Deferred costs (j)	(43)	(28)
Investments in VIEs (k)	5	112
Others	(102)	(58)
Tax effect of cumulative US GAAP adjustments	(56)	(243)
Stockholders' equity under US GAAP	10,954	12,754

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

(a)	Disposal of assets — Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company´s 46% investment. For US GAAP purposes, the Company eliminates all of such gains. A disposal of an asset resulting in a gain in accordance with Swedish GAAP may not qualify as a sale under US GAAP but as a sale-lease back transaction. A gain is deferred under Swedish GAAP when there is a sale-lease back transaction where the lease is determined to be a finance lease, but the gain is recognized if the lease is determined to be an operating lease. Under US GAAP the gain is also deferred when the lease is determined to be an operating lease. The gain is deferred over the life of the lease.

(b)	Depreciation of properties — Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.

(c)	Investments in securities — Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

(d)	Investment subsidies — Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel. The Company sold the vessel during 2004 and the remaining adjustment to US GAAP was accounted for as an additional gain on sale of vessels during 2004.

(e)	Financial instruments — Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Group's financial position. Management has concluded that none of the Group's hedges of financial exposure qualify for hedge accounting under US GAAP during 2004. In accordance with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.

(f)	Purchase accounting Stena Line — For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company´s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. The price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2003 and 2004, respectively.

(g)	Investment in P&O Stena Line — Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company´s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

over the estimated fair value at December 31, 1997. During 1998, a further charge of SEK 88 million was recorded due to Stena Line´s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.

(h)	Business combinations — Accounting of acquisitions of certain subsidiaries under Swedish GAAP differs from US GAAP. The difference is attributable primarily to reporting and amortization of goodwill. The Company has adopted SFAS 142 "Goodwill and Other Intangible Assets" in its determination of Net income and Shareholders' equity in accordance with US GAAP. In accordance with SFAS 142, goodwill and other intangible assets with indefinite useful lives should not be amortized but rather evaluated for impairment annually. Accordingly, the amortization of goodwill reported under Swedish GAAP has been reversed in the determination of Net income and Shareholders' equity under US GAAP. Furthermore, impairment tests have been performed for existing goodwill. No impairment loss has been recognized as a result of these tests.

(i)	Pensions — The Company has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements funded through payments to a separate pension foundation. Effective in 2004, provisions for employee benefits in the consolidated statements of the Company are accounted for in accordance with RR29 Employee Benefits, which conforms in all significant respects with IAS 19 Employee Benefits. See further Note 1 and Note 19. In accordance with US GAAP, pension benefits should be accounted and disclosed for in accordance with SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Disclosure about Pensions and Other Post-retirement Benefits." The differences between the accounting principles used by the Company (Swedish GAAP) and US GAAP pertain to different transition dates, and recognition of past service cost and minimum liability adjustments. The adjustment for minimum liability recorded as of December 31, 2004 amounts to SEK 461 million.

(j)	Deferred costs — The Company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The Company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been payed by Statoil. The Company also agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.

(k)	Investment in VIEs — In December 2002, the Company invested $36.1 million (SEK 272 million) in an entity that was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets (the 2002 VIE). In June 2003 and June 2004, the Company received a total of $6.4 million (SEK 48 million) in dividends from the 2002 VIE. In

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements — continued
Years ended December 31, 2002, 2003 and 2004

Note 31    US GAAP information — continued

August 2003, the Company invested an aggregate of $40 million (SEK 301 million) in participating term notes in an entity formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). In June 2004, the Company invested an additional $9 million (SEK 68 million) in the 2003 VIE.

Under Swedish GAAP the investments in the VIEs are accounted for in accordance with the equity method. The investments are included in Marketable securities and in Other assets and the share of the results as Other financial income. Under US GAAP, the VIEs are variable interest entities as defined by FASB in FIN 46R for which the Company is deemed to be the primary beneficiary. Accordingly, the VIEs are consolidated for US GAAP purposes. Under Swedish GAAP there is an adjustment to opening equity as of January 1, 2004, reflecting the income earned by the 2002 VIE up to December 31, 2003. This adjustment is made to net income under US GAAP in 2004.